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                                                                    Exhibit 12.1




                           Foster Wheeler Corporation

 Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges and
        Combined Fixed Charges and Preferred Share Dividend Requirements
                                    ($000's)


                                                     3 months
                                                       1996         1995           1994          1993          1992          1991
                                                       ----         ----           ----          ----          ----          ----

Earnings:
- ---------

Net Earnings                                        $  23,436     $  28,534     $  65,410     $  57,704     $ (45,755)    $  43,268
Taxes on Income                                        12,271        41,129        41,457        39,114        22,321        18,017
Cumulative Effect of Change in
  Accounting Principle                                                                                         91,259
Total Fixed Charges                                    16,589        59,392        45,412        43,371        46,365        41,631
Capitalized Interest                                      (70)         (106)         (467)         (213)       (1,739)       (7,824)
Capitalized Interest Amortized                            554         2,212         2,189         2,180         2,111         1,798
Equity Earnings of non-consolidated
  associated companies accounted for
  by the equity method, net of Dividends                 (259)       (1,578)         (623)         (883)          771        (1,301)
                                                         ----        ------          ----          ----           ---        ------

                                                    $  52,521     $ 129,583     $ 153,378     $ 141,273     $ 115,333     $  95,589



Fixed Charges:
- --------------

Interest Expense                                       $13,732       $49,011       $34,978       $33,558       $34,159       $24,540
Capitalized Interest                                        70           106           467           213         1,739         7,824
Imputed Interest on non-capitalized
  lease payments                                         2,787        10,275         9,967         9,600        10,467         9,267
                                                         -----        ------         -----         -----        ------         -----

                                                       $16,589       $59,392       $45,412       $43,371       $46,365       $41,631


Ratio of Earnings to Fixed Charges                        3.17          2.18          3.38          3.26          2.49          2.30


- ----------
* There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.


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